
FREAKIN
FITNESS

# Logan Kaufman (He/Him)

VP & Managing Director of Program Operations & Staff/ Head Coach at Freakin Fitness

Hollywood, Florida, United States · Contact info

2 connections

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Freakin Fitness

North Atlantic Regional Schools

## Activity

2 followers

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## Experience

**Business Owner**
Freakin Fitness · Self-employed
Nov 2010 - Present · 11 yrs 8 mos
Pembroke Pines, Florida, United States

Owner/ VP at Freakin Fitness

**Skills:** Management · Business Development · Fitness Training · Fitness Industry · Product Development · New Business Development · Wellness · Entrepreneurship

**Freakin Fitness**
Freakin Fitness is a Functional Fitness gym featuring a variety of health and fitness options for everyone. If you're searching for a workout experience like no other, look...

**Soccer Coach**
United FC Pompano Beach · Full-time
Jan 2009 - Jul 2013 · 4 yrs 7 mos
Pompano Beach, Florida, United States

Main Soccer Coach for teaching mid field and defense for middle school and high school players.

**Skills:** Soccer · Sports Coaching · Fitness · Athletics · Sports Management

**Assistan Coach**
Barca Academy · Internship
Feb 2010 - Nov 2012 · 2 yrs 10 mos
Fort Lauderdale, Florida, United States

Managing soccer players from 5-12 years old to develop skills set for the Elite level.

**Skills:** Soccer Coaching · Soccer · Fitness

## Education

**North Atlantic Regional Schools**
High School Diploma
Aug 2005 - Jun 2009

## Licenses & certifications

**Certified Olympic Lifting**
Crossfit, Inc.
Issued Apr 2013 · No Expiration Date

**Certified Crossfit Football**

Certified Crossfit Football
Crossfit, Inc.
Issued Jan 2013 · No Expiration Date

Certified Crossfit Gymnastics
Crossfit, Inc.
Issued Jan 2013 · No Expiration Date

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## Skills

**Soccer Coaching**

Assistan Coach at Barca Academy

**Soccer**

2 experiences at United FC Pompano Beach

**Sports Coaching**

Soccer Coach at United FC Pompano Beach

Show all 14 skills →

## Interests

Companies

**LinkedIn News**
9,179,789 followers